Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Entity Name	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
1.	LPL Holdings, Inc.**	Massachusetts	LPL
2.	PTC Holdings, Inc.**	Ohio	PTC
3.	The Private Trust Company, N.A.	Ohio	PTC
4.	LPL Financial LLC	California	LPL, LPL Financial
5.	LPL Insurance Associates, Inc.	Delaware	LPL, LPL Financial
6.	Fortigent Holdings Company, Inc.**	Maryland	Fortigent, LPL, LPL Financial
7.	Fortigent, LLC	Maryland	Fortigent, LPL, LPL Financial
8.	AW Subsidiary, Inc.**	Delaware	AW Subsidiary
9.	AdvisoryWorld	California	AdvisoryWorld
10.	LPL Employee Services, LLC**	Delaware	LPL Employee Services
11.	Allen & Company of Florida, LLC	Delaware	Allen & Company of Florida
* All subsidiaries are wholly owned, directly or indirectly, by the Registrant.
**     Holding companies.